

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 3628

November 24, 2009

<u>**Via Facsimile (901.684.2339) and U.S. Mail**</u>

Greyson E. Tuck, Esq.
Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, Tennessee 38117

> **Re: Citizens Financial Corp.**
> **Schedule 13E-3/A**
> **Filed on November 23, 2009**
> **File No. 005-82993**

Dear Mr. Tuck:

We have reviewed the above filing and have the following comments. All defined terms used in this letter have the same meaning as in the Company's proxy materials included as Exhibit A to the Schedule 13E-3, unless otherwise indicated.

<u>**Schedule 13E-3/A**</u>

1.   We reissue prior comment 4. The exhibit B to the Schedule 13E-3 filed on EDGAR does not contain the requested revision.

2.   We reissue prior comment 6. We note that the second paragraph on page 30 indicates that Howe Barnes, <u>in forming its fairness opinion</u>, <u>relied upon</u>, among other things, "Company <u>financial forecasts and projections</u>, (including the 2009 budget, securities portfolio report, listing of OREO and Fixed Assets, loan watch list and assumed asset growth and profitability rates)…" We also note that the third paragraph on page 30 indicates that Howe Barnes assumed and relied upon the accuracy, completeness and fairness of the information furnished to Howe Barnes for purposes of its opinion and that "with respect to the information relating to the <u>prospects</u> of Citizens Financial, Howe Barnes assumed that such information reflected the best currently available judgments and estimates of the management of Citizens Financial as to the likely <u>future financial performance</u> of Citizens Financial." In addition, we have reviewed the budget information that you provided to the Staff on a supplemental basis and which you indicated represents some of the financial forecasts and projections referenced in the above disclosure.

As noted in our prior comment 6, disclosure of the financial projections referenced above and provided to Howe Barnes appears material to security holders in their evaluation of (i) Howe Barnes' fairness opinion and (ii) the Board's consideration of such opinion in its ultimate determination that the merger transaction is fair to unaffiliated security holders. Please disclose in the Special Factors section of the proxy materials the *contents* of all financial projections. Currently, your disclosure only *describes* the documents that were provided to Howe Barnes. In addition, please also disclose (i) the approximate date on which the financial projections provided in this section were last updated by management and (ii) the key business and economic assumptions underlying the Company's projections.

Closing Comments

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel